CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT welcomes Sir John Daniel to chair its Advisory Board

January 9th, 2012 CNW Group: CIBT Education Group Inc. (NYSE AMEX: MBA and TSX: MBA) (“CIBT Group” or the “Company”) is pleased to announce that its advisory board, which consults with senior management on strategic initiatives, will be chaired by Sir John Daniel.

Sir John Daniel is one of the world’s most eminent practitioners and thinkers in open, distance and technology mediated learning. He has helped to progress the international development agenda in education globally and has been a distinguished leader of universities and intergovernmental organisations in Canada, France and the United Kingdom.  A citizen of both Canada and the UK, he was knighted by Her Majesty Queen Elizabeth II for services to higher education in 1994 and holds 31 honorary doctorates from universities in 17 countries.

Sir John Daniel obtained his full-time university education in Metallurgy at the Universities of Oxford and Paris and later demonstrated his commitment to lifelong learning by taking 25 years to complete a part-time Master's degree in Educational Technology at Concordia University. The internship for this programme, which took him to infant UK Open University in 1972, was a life-changing experience. He saw the future of higher education and wanted to be part of it.

This career took Sir John on an international odyssey with appointments at the Télé-université, Québec (Directeur des Études, 1973-77); Athabasca University, Alberta (Vice-President for Learning Services, 1978-80); Concordia University, Montreal (Vice-Rector, Academic, 1980-84); Laurentian University, Ontario (President, 1984-90); the UK Open University (Vice-Chancellor, 1990-2001); UNESCO, Paris (Assistant Director-General for Education, 2001-04); and the Commonwealth of Learning, Vancouver (President and CEO, 2004-2012).  His non-executive appointments have included the presidencies of the International Council for Open and Distance Education, the Canadian Association for Distance Education and the Canadian Society for the Study of Higher Education. He also served as Vice-President of the International Baccalaureate Organisation. He is currently Education Master with the Beijing DeTao Masters Academy, China.

Among Sir John's 320 publications are his books Mega-Universities and Knowledge Media: Technology Strategies for Higher Education (Kogan Page, 1996) and Mega-Schools, Technology and Teachers: Achieving Education for All (Routledge, 2010).

“In order to continue our global expansion strategy, we must retain experienced professionals with in-depth knowledge and vast networks to assist our future endeavours,” commented Toby Chu, Vice-Chairman, President and CEO of CIBT Group. “With over 40 years of leadership experience in the education sector, Sir John Daniel has accumulated the knowledge, experience, credentials and global network to add strategic value to our future plans and potential partnerships. We welcome Sir John to the position of Chairman of the Advisory Board.”

“I am delighted by the opportunity to work with Toby Chu in this dynamic phase of development of the CIBT Group” said Sir John. “I used to be sceptical about remote-classroom teaching with interactive media but I have become an enthusiast. CIBT is a pace-setter in this exciting world. Its impressive Global Learning Network sets new standards of clarity, reliability and speed. Education is at a tipping point – on the verge of a revolution that will raise the quality of teaching and learning while making it less costly and more widely available. CIBT is at the leading edge of this revolution because it combines state-of-the-art technology with consistent student support. From students’ first contact until they graduate and find employment, often with the help of its Global Career Centre, CIBT defines its success as empowering people to live better lives”.

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE Amex, CIBT Group owns and operates a network of business, technical and language colleges and has cooperative joint programmes in 18 countries. Its subsidiaries include Sprott-Shaw Community College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, automotive maintenance, information technology, hotel management and tourism, English language training, English teacher certification, and other career/vocational training. In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Educational Institute (AHL-EI) in China and the Philippines, and the WyoTech Automotive Institute for China. CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-888-865-0901 Email: info@cibt.net

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